

July 3, 2012

Via E-Mail
Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

      Re: Goldcorp Inc.
            Form 40-F for the Fiscal Year Ended December 31, 2011
            Filed April 2, 2012
            File No. 001-12970

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3 Audited Annual Financial Statements for the Years ended December 31, 2011 and 2010

Notes to the Consolidated Financial Statements, page 10

Defined Benefit Plans

1.   We note on page 11 that upon adoption of IFRS you elected to recognize the cumulative effect of actuarial gains and losses on defined benefit pension plans in retained earnings as of January 1, 2010, and on page 74 that this resulted in an adjustment of $3 million in opening retained earnings at January 1, 2010. Please tell us why you do not include disclosure of your defined benefit plans in the footnotes to your financial statements, pursuant to IAS 19.

2. Basis of Preparation and First-Time Adoption of International Financial Reporting Standards ("IFRS"), page 10

First-Time Adoption of IFRS, page 10

2.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

Note 3. Significant Accounting Policies, page 11

(n) Mining Interests, page 17

Recognition, page 18

Costs Incurred During Production, page 19

3.   We note your disclosure here that capitalization of costs incurred ceases when the mining property has reached operating levels intended by management; and on page 20 that operating levels as intended by management for a mining property are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. We further note on page 28 that the results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management's determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010. Please advise us of the following:

    a. Tell us when the Peñasquito mine was capable of operating in the manner intended by management, and explain to us in sufficient detail how you determined this date.

    b. Describe to us the key differences between a mining property that is capable of operating in the manner intended by management and a mining property that has reached operating levels intended by management, both in general and as related to the Peñasquito mine.

    c. Tell us how your policy complies with IAS 16.20 which states that the recognition of costs in the carrying amount of an item of property, plant and equipment ceases when the item is in the location and condition necessary for it to be capable of operating in the manner intended by management; and costs incurred while an item capable of operating in the manner intended by management has yet to be brought into use or is operated at less than full capacity are not included in the carrying amount of an item of property, plant and equipment.

Measurement, page 19

Depletion, page 19

4. We note that under the unit-of-production method (IFRS), depletable costs are multiplied by the number of ounces produced divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources. We further note in your December 31, 2010 Form 40-F that under the unit-of-production method (Canadian GAAP), the denominator was the estimated recoverable ounces contained in proven and probable reserves at the related mine. It appears to us that you have changed your depletion policy upon adoption of IFRS. Please advise us of the following:

    a. Tell us the percentage and amount of any measured, indicated and inferred resources that you include in the depletion base under IFRS.

    b. Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of your mines.

    c. Explain to us in sufficient detail the basis for your conclusion to include portion of resources in your depletion base under IFRS and cite the authoritative guidance you now rely upon to justify this conclusion. In your response, also tell us how you considered the following factors for each type of resource in assessing the probability that such resources will be converted into reserves:

- The Company's history of converting resources into reserves;

- The reasons for not undertaking the additional work to convert resources into reserves;

- The type of deposit(s);

- The closeness of the scheduled start of the work to convert resources into reserves;

- The variations in the chemical or physical characteristics of the orebody, which may significantly affect whether it is economically viable to extract and process resources;

- The Company's preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and

- The extent to which the resource is currently accessible or will require additional cost to access the resource.

d. Quantify for us the impact of this change in your depletion policy upon adoption of IFRS and tell us how you considered providing disclosure of this change and the corresponding effects under IFRS 1.

Note 24. Non-Current Provisions, page 51

Reclamation and Closure Cost Obligations, page 51

5.   We note your disclosure on page 30 that the provision for reclamation and closure cost obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. We further note your disclosure on page 51 that fiscal 2011 and 2010 accretion expense was determined using an effective weighted discount rate of 5%. Please advise us of the following:

a. Tell us the separate discount rates used to estimate the reclamation and closure cost obligations for your operating mines, inactive mines and development projects under IAS 37, whether the discount rates are pre-tax rates, and how you arrived at the effective weighted discount rate of 5%.

b. Further describe to us how you determine the discount rates for your mines and projects under IFRS, including your consideration of current market assessments of the time value of money and the risks specific to the liability of each mine or project.

c. Tell us whether there were any differences in the source of the discount rates previously used to calculate the obligations under Canadian GAAP versus the discount rates now used under IFRS.

    d. Confirm to us that in future filings you will enhance your disclosure of how you determine the discount rates for your mines and projects under IFRS and provide to us a draft of the proposed disclosure.

<u>Condensed Consolidated Statements of Earnings and Comprehensive Loss, page 75</u>

6.   We note that you have presented the results of San Dimas in net earnings from discontinued operations under IFRS in accordance with the criteria under IFRS 5. Please explain to us in sufficient detail the basis for your conclusion to present the results of San Dimas in net earnings from discontinued operations under IFRS, while not presenting as discontinued operations pursuant to CICA Handbook Section 3475 under Canadian GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining